Exhibit 99.1

NEWS RELEASE
TSX.V: GGX
OTCBB: GGXCF
Berlin: AOLGDN
Frankfurt: POZ
Global Green Matrix Corp. Completes Financing

November 7,  2012 Global Green Matrix Corp. (“GGX” or the “Company”) is pleased to announce that it has completed and received approval for an additional 3,960,000 units at a price of $0.05 per unit for gross proceeds of $198,000 in connection with its previously announced private placement financing. When combined with the first tranche, the Company will have issued a total of 5,440,000 units for gross proceeds of $272,000.

The warrants are subject to an accelerated expiry stating that if at any time, after the March 7, 2013 hold period has elapsed, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.25 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

In connection with the second tranche, the Company will pay finder’s fees and commissions totalling $12,500 cash and 250,000 finder’s warrants, the finders warrants are issued under the same terms as above.

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix Corp. provides environmentally sound solutions for oilfield waste disposal and is primarily involved in the recovery of reusable products from waste.  With the acquisition of Intercept Rentals, and a newly developed, safer, faster and cost effective frac water heating technology, GGX will continue to focus its efforts on supplying innovative products and technologies to the resource sector in Canada and the USA.

For further information about our projects and technologies visit our website at www.globalgreenmatrix.com,  email us at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone : 250-247-8689 or 604-687-8855

Neither The TSX Venture Exchange nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release